                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                        FOCAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    344155106
                                 (CUSIP Number)


            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Equity Partners Limited Partnership
            04-3453406
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                9,179,015 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  9,179,015 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,179,015  (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 5.08%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------

                               Page 2 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Investors, LLC
            04-3463165
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                423,259 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  423,259 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    423,259 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 0.25%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------


                               Page 3 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Equity Partners II Limited Partnership
            04-3539416
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                13,519,334 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  13,519,334 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,519,334 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 7.31%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------


                               Page 4 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Equity Affiliate Partners II Limited Partnership
            04-3539415
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                526,727 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  526,727 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    526,727 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 0.31%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
--------------------------------------------------------------------------------


                               Page 5 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Partners GP, LLC
            04-3437042
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                9,179,015 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  9,179,015 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10          SHARED DISPOSITIVE POWER
          PERSON                                 - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,179,015 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 5.08%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------


                               Page 6 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Great Hill Partners GP II, LLC
            04-3558896
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                14,046,061 (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                - 0 - (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  14,046,061 (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                - 0 - (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    14,046,061 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 7.58%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------


                               Page 7 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Christopher S. Gaffney
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                - 0 - (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                23,648,335* (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  - 0 - (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                23,648,335* (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,648,335* (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 12.13%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------


                               Page 8 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen F. Gormley
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                - 0 - (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                23,648,335* (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  - 0 - (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                23,648,335* (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,648,335* (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 12.13%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------


                               Page 9 of 22 pages

                                       13D

CUSIP NO.  344155106

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            John G. Hayes
--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)
            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------

          NUMBER OF                  7          SOLE VOTING POWER
                                                - 0 - (See Item 5)
          SHARES                     ------------------------------------------
          BENEFICIALLY               8          SHARED VOTING POWER
                                                23,648,335* (See Item 5)
                                     ------------------------------------------
          OWNED BY                   9          SOLE DISPOSITIVE POWER
          EACH                                  - 0 - (See Item 5)
                                     ------------------------------------------
          REPORTING                  10         SHARED DISPOSITIVE POWER
          PERSON                                23,648,335* (See Item 5)
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,648,335* (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 12.13%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------


                              Page 10 of 22 pages

                                       KEY

         * This total number of shares of Common Stock includes the shares of Common Stock that Great Hill Equity Partners Limited Partnership, Great Hill Investors, LLC, Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership (the "Great Hill Entities") may acquire beneficial ownership of upon conversion of its (i) 7,812.50 shares of Preferred Stock, which the Great Hill Entities purchased on October 26, 2001, and (ii) $15,625,000 convertible loan to the Company which the Great Hill Entities made to the Company on October 26, 2001. As of October 26, 2001, the 7,812.50 shares of Preferred Stock were convertible into 7,882,778 shares of Common Stock and the $15,625,000 convertible loan was convertible into 15,765,557 shares of Common Stock

         ITEM 1.           SECURITY AND ISSUER

                  The Company is Focal Communications Corporation, a Delaware corporation (the "Company"). The class of equity security to which this statement relates is the common stock , $0.01 par value per share (the "Common Stock"), of the Company. The name and address of the principal executive offices of the Company are Focal Communications Corporation, 200 N. LaSalle Street, Suite 1100, Chicago, Illinois 60601.

         ITEM 2.           IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

         Great Hill Equity Partners Limited Partnership ("GHEPLP"), Delaware limited partnership, by virtue of its deemed beneficial ownership of 9,179,015 shares of Common Stock.

         Great Hill Partners GP, LLC ("GP"), a Delaware limited liability corporation, by virtue of its being the sole general partner of GHEPLP.

         Great Hill Investors, LLC ("LLC"), as Delaware limited liability corporation, by virtue of its deemed beneficial ownership of 423,259 shares of Common Stock.

         Great Hill Equity Partners II Limited Partnership ("GHEPII"), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 13,519,334 shares of Common Stock.

         Great Hill Affiliate Partners II Limited Partnership ("GHAPII"), by virtue of its deemed beneficial ownership of 526,727 shares of Common Stock.


                              Page 11 of 22 pages

         Great Hill Partners GP II, LLC ("GPII"), a Delaware limited liability corporation, by virtue of its being the sole general partner of GHEPII and GHAPII.

         Christoper S. Gaffney, a United States citizen residing in the Commonwealth of Massachusetts, by virtue of his position as one of three managers of GP and GPII.

         Stephen F. Gormley, a United States citizen residing in the Commonwealth of Massachusetts, by virtue of his position as one of three managers of GP and GPII.

         John G. Hayes, a United States citizen residing in the Commonwealth of Massachusetts, by virtue of his position as one of three managers of GP, LLC and GPII.

All of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly and in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         Pursuant to Rule 13d-4 of the Act, Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

         Certain information required by this Item 2 concerning the executive officers and the directors of the Great Hill Entities, is set forth on Schedule A attached hereto, which is incorporated herein by reference.

         (b)      One Liberty Square
                  Boston, Massachusetts 02109

         (c) GHEPLP, LLC, GHEPII and GHAPII are private equity funds principally engaged in the business of investing in securities. GP is principally engaged in the business of serving as the general partner for GHEPLP. GPII is principally engaged in the business of serving as the general partner for GHEPII and GHAPII. Christopher S. Gaffney, Stephen F. Gormley and John G. Hayes are investment professionals each serving as managing director for Great Hill Partners and as manager for LLC, GP and GPII.

         (d) - (e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy of completeness of the information furnished by any other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

         None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar


                              Page 12 of 22 pages
misdemeanors) or been party to a civil proceeding or judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 26, 2001, GHEPLP purchased 3,032,394 shares of Preferred Stock and issued a convertible loan to the Company for $6,064,787.

         On October 26, 2001, LLC purchased 139,828 shares of Preferred Stock and issued a convertible loan to the Company for $279,657.

         On October 26, 2001, GHEPII purchased 4,466,268 shares of Preferred Stock and issued a convertible loan to the Company for $8,932,535.

         On October 26, 2001, GHAPII purchased 174,010 shares of Preferred Stock and issued a convertible loan to the Company for $348,021.

         As a result of the transactions described above, on October 26, 2001 the Great Hill Entities acquired 7,812.50 shares of 8% Series A Redeemable Voting Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") for $7,812,500. Each share of Preferred Stock is convertible at any time, at the Great Hill Entities' option, into shares of Common Stock equal to the sum of $1,000 per share plus accrued and unpaid dividends (the "Liquidation Value") divided by the conversion price in effect at such time. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Certificate of designation filed by the Company with the Secretary of State of Delaware on October 26, 2001, which is Exhibit F hereto. At this time, the conversion price at which the shares of Preferred Stock may be converted into Common Stock is $0.99108459283. As of October 26, 2001, the Preferred Stock was convertible into 7,882,778 shares of Common Stock. The Great Hill Entities' source of funds for the acquisition of the shares was capital contributions from their investors.

         Also on October 26, 2001, the Great Hill Entities made a loan to the Company in the principal amount of $15,625,000. The convertible loan is convertible at any time at the Great Hill Entities' option into a number of shares of Common Stock equal to the sum of the principal amount of the loan being converted plus all accrued and unpaid interest on the loan divided by the conversion price in effect. The terms upon which the convertible loans may be converted into Common Stock are set forth in a Conversion Agreement between the Company and the holders of the loans, which is Exhibit G hereto. At this time, the conversion price at which the loans may be converted into Common Stock is $0.99108459283. As of October 26, 2001, the convertible loan was convertible into 15,765,557 shares of Common Stock. The Great Hill Entities' source of funds for this loan was capital contributions from their investors.

         ITEM 4.  PURPOSE OF TRANSACTION.

         On October 26, 2001, the Company completed certain transactions which were part of a recapitalization of the Company (the "Recapitalization") designed to provide it with sufficient financing to implement its revised business plan and improve its existing capital structure. As part of the Recapitalization, the Company issued $50 million of Preferred Stock and incurred $100 million in senior debt in the form of convertible loans. The Great Hill Entities purchased 7,812.50 shares of Preferred Stock and made $15,625,000 in convertible loans to the Company as part of the financing for the Recapitalization.

         As described above, the Great Hill Entities will also have the right to acquire additional shares of Common Stock in the future as a result of the accrual of dividends on the Preferred Stock and the accrual of interest on the convertible loans.


                              Page 13 of 22 pages

         The Preferred Stock will accrue dividends on a daily basis from the date of issuance at a rate of 8% per annum on the sum of $1,000 plus all accumulated dividends. Unless otherwise agreed to by the holders of a majority of the Preferred Stock, all dividends accruing before the fifth anniversary of the closing date of the Recapitalization (the "Closing Date") will not be paid in cash, but will accrue and become part of the Liquidation Value. After that date, the Company may, at its election, pay dividends on the Preferred Stock in cash. To the extent not paid on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2001, all dividends that have accrued during the three-month period ending on each of these dates will be accumulated and will remain accumulated dividends until paid. In addition to preferential dividends, the Preferred Stock will also share pro rata in any dividends on the Common Stock, on the basis of the number of shares of Common Stock into which the Preferred Stock is convertible.

         Until the fifth anniversary of the Closing Date, the Company is also prohibited from paying interest on the convertible loans in cash. Interest accrues on the loans at a rate of 8% per annum, compounded quarterly, on the sum of the principal amount of the loans plus unpaid interest accrued in prior quarters. Interest on the convertible loans will compound quarterly and become part of the principal amount of the convertible loans. After the fifth anniversary, the Company may pay interest in cash or allow interest to compound quarterly and become part of the principal amount of the loans. In the event that the Company declares or pays any dividends on its Common Stock, it must also declare and pay to the holders of the loans at the same time equal to the dividends that would have been declared and paid with respect to the Common Stock issuable upon conversion of the loans.

         In the event of a change of control of the Company occurs prior to the fifth anniversary of the Closing Date, dividends on the Preferred Stock and interest on the convertible loans will be calculated as if the change of control occurred on the fifth anniversary of the Closing Date. This will increase the liquidation preference of the Preferred Stock and the principal amount of the loans, and therefore increase the number of shares of Common Stock issuable upon conversion of the Preferred Stock or the convertible loans.

         Except as described in this Item 4 and in Item 6 below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to sell their shares of the Company's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.


                              Page 14 of 22 pages

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a)-(b) As of October 26, 2001, the Great Hill Entities had the shared power to vote or to direct the vote and shared power to dispose or to direct disposition of 23,648,335 shares of Common Stock (on an as-converted basis as described in the key above), constituting approximately 12.13% of the outstanding Common Stock of the Company.

         The investment by the Great Hill Entities described above was made as follows:

         As of October 26, 2001, GHEPLP had the shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of 23,648,335 shares of Common Stock,

         Because of the common ownership (see Schedule A filed herewith and incorporated herein by reference) of the Reporting Persons and pursuant to Rule 13d-5(b)(1) under the Exchange Act, each of the Reporting Persons may be deemed as members of a group to have beneficial ownership of 23,648,335 shares of Common Stock, the aggregate number of shares of Common Stock held by GHEPLP, LLC, GHEPII and GHAPII, representing approximately 12.13%% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         The filing of this Schedule 13D by GHEPLP, GP, LLC, GHEPII, GHAPII GPII, Christopher S. Gaffney, Stephen F. Gormley and John G. Hayes shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

         All of the percentages calculated in this 13D are based upon an aggregate of 172,347,924 shares outstanding as of October 26, 2001 as disclosed in the Company's Registration Statement on Form S-3 filed with the Commission on October 29, 2001.

         (c) Except for the transaction reported on this statement, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past 60 days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Purchase Agreement

         On August 9, 2001, the Company entered into a Preferred Stock Purchase and Loan Commitment Agreement with Madison Dearborn Capital Partners IV, Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership and Battery Ventures III, L.P., in the form attached hereto as Exhibit B (the "Purchase Agreement"). The Purchase Agreement was subsequently amended on September 21, 2001, among other things, to reallocate a portion of the


                              Page 15 of 22 pages
purchase and loan commitments to the Great Hill Entities and to Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC (together with Madison Dearborn Capital Partners IV, Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership and Battery Ventures III, L.P., the "Investors") pursuant to a Joinder Agreement and Amendment No. 1 to the Purchase Agreement (the "Joinder Agreement") in the form attached hereto as Exhibit C (which is incorporated herein by reference).

         Pursuant to the Purchase Agreement, the Investors agreed to purchase an aggregate of 50,000 shares of Preferred Stock for $1,000 per share of Preferred Stock, or $50.0 million in the aggregate, and the making of $100.0 million in the aggregate principal amount of convertible loans by the Investors to the Company. Except as otherwise required by law, the Preferred Stock will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters, and the affirmative vote of the holders of a majority of the Preferred Stock, voting as a separate class, will be required to approve extraordinary corporate transactions that could adversely effect the rights, preferences or privileges of the Preferred Stock. The Company must obtain the approval of the holders of at least a majority of the then outstanding shares of Preferred Stock prior to taking certain actions as set forth in the Purchase Agreement. Except as otherwise required by law, the Loans will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters.

         The holders of Preferred Stock and the underlying Common Stock into which it is converted or convertible ("Purchaser Securities") shall have the right to designate two representatives for election to the Company's Board of Directors, one of whom shall be selected by the holders of a majority of Purchaser Securities then in existence and one of whom shall be selected by the Great Hill Entities so long as the Great Hill Entities and their affiliates continue to hold at least 50% of the Purchaser Securities originally issued to the Great Hill Entities under the Purchase Agreement. If the Great Hill Entities cease to be entitled to select a representative, such representative will be selected by the holders of a majority of Purchaser Securities. On the Closing Date, the Company's Board of Directors increased the size of the Company's Board of Directors by two directors and filled the vacancies with the Investors' two designees. For so long as any Preferred Stock remains outstanding, at any subsequent Special Meeting of Stockholders at which the terms of the Board representatives appointed to the Board of Directors by the holders of the Preferred Stock expires, the Board representatives designated by the holders of the Preferred Stock shall be elected by the affirmative vote of the holders of a majority of the issued and outstanding shares of Preferred Stock, voting separately as a class. The Board representative(s) elected by the holders of Preferred Stock shall not be divided into classes and shall be in addition to the maximum number of directors who may be elected by the holders of the Company's Common Stock. At such time as no Preferred Stock remains issued and outstanding, the term of the Board representatives designated by the holders of Preferred Stock will expire automatically, and thereafter the Company has agreed to nominate the Board representative(s) designated by the holders of a majority of the Purchaser Securities then outstanding for election to the Board of Directors by the holders of Common Stock and solicit proxies from the Company's stockholders in favor of the election of such Board representative(s). After such time as no Preferred Stock remains outstanding, the Board representatives selected by the holders of Purchaser Securities shall be divided into classes and shall be included in the maximum number of directors who may be elected by the holders of the Company's Common Stock in accordance with the provisions of the Company's by-laws.


                              Page 16 of 22 pages

         The right of holders of Purchaser Securities to designate a Board representative shall terminate at such time as the holders of Purchaser Securities cease to hold Purchaser Securities equal to at least 25% of the amount of Purchaser Securities initially issued to the Investors on the Closing Date. If the rights of the holders of Purchaser Securities, as the case may be, to designate a Board representative cease under the immediately preceding sentence, then (1) the Board of Directors may terminate the term of either Board representative by the affirmative vote of the Board of Directors (in which vote the Board representative whose term of office the Board of Directors seeks to terminate shall not participate) if such director was designated by a vote of the Preferred Stock voting separately or (2) the Company may use commercially reasonable efforts to effect the removal of such director if such director was elected by the holders of the Company's Common Stock. So long as the holders of Preferred Stock retain the right to designate a Board representative, such director may be removed as provided in the preceding sentence, or, so long as the holders of Preferred Stock retain the right to designate a Board representative, by the holders of a majority of the Preferred Stock.

Registration Rights Agreement

         In connection with the Recapitalization of the Company on October 26, 2001, the Company entered into an amended and restated registration rights agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement") with the Investors and certain holders of the Company's Common Stock.

         The Registration Rights Agreement provides that (1) the Investors may demand certain registrations on Form S-1 as follows: (i) Madison Dearborn Capital Partners IV may demand two registrations on Form S-1 with respect to the stock held by it prior to the Recapitalization, and (ii) Frontenac VIII Limited Partnership and certain of its affiliates and Battery Ventures III, L.P. and certain of its affiliates may each demand one registration on Form S-1 with respect to the stock held by them prior to the Recapitalization; and (2) certain other holders of Common Stock and Preferred Stock may demand certain registrations on Forms S-1, S-2 and S-3 as follows: (1) the holders of 8% of all shares of Common Stock subject to the registration agreement prior to the Recapitalization may demand an unlimited number of registrations on Form S-2 or Form S-3; (ii) the holders of a majority of the Common Stock issued upon conversion of the Preferred Stock and the Loans may request two registrations on Form S-1 and an unlimited number of registrations on Form S-2 and Form S-3; and
(iii) the holders of the Preferred Stock may, at any time after the first anniversary of the Closing Date, request one demand registration on either Form S-1, S-2 or S-3, which may be a shelf registration statement, if available. In addition, the Investors and other holders of Common Stock and Preferred Stock will have unlimited "piggyback" registration rights under which they will have the right to request that the Company register their shares of Common Stock whenever the Company registers any of the Company's securities under the Securities Act and the registration form to be used may be used for the registration of their shares of Common Stock. Such "piggyback" registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of Common Stock owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering or for registrations undertaken because of a demand registration.


                              Page 17 of 22 pages

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

         Exhibit A-- Agreement Re Joint Filing of Schedule 13D.

         Exhibit B-- Preferred Stock Purchase and Loan Commitment Agreement
                 (incorporated by reference from the Company's Form 8-K filed on August 29, 2001).

         Exhibit C-- Joinder Agreement and Amendment No. 1 to Preferred Stock
                 Purchase and Loan Commitment Agreement (incorporated by reference from the Company's Form 8-K filed on September 27,
                 2001).

         Exhibit D-- Registration Rights Agreement (incorporated by reference from the Company's Form 8-K filed on October 29, 2001).

         Exhibit E-- Certificate of Designation for the Preferred Stock
                 (incorporated by reference from the Company's Form 8-K filed on October 29, 2001).

         Exhibit F-- Conversion Agreement (incorporated by reference from the
                 Company's Form 8-K filed on October 29, 2001).



                              Page 18 of 22 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2001

                              GREAT HILL EQUITY PARTNERS LIMITED
                              PARTNERSHIP

                              By:    Great Hill Partners GP, LLC
                              Its:   General Partner

                              By: /s/ John G. Hayes
                                 -----------------------------------------------
                                     A Manager


                              GREAT HILL INVESTORS, LLC

                              By: /s/ John G. Hayes
                                 -----------------------------------------------
                                     A Manager


                              GREAT HILL EQUITY PARTNERS II
                              LIMITED PARTNERSHIP

                              By:    Great Hill Partners GP II, LLC
                              Its:   General Partner

                              By: /s/ John G. Hayes
                                 -----------------------------------------------
                                     A Manager


                              GREAT HILL AFFILIATE PARTNERS II
                              LIMITED PARTNERSHIP

                              By:    Great Hill Partners GP II, LLC
                              Its:   General Partner

                              By: /s/ John G. Hayes
                                 -----------------------------------------------
                                     A Manager


                               /s/ Christopher S. Gaffney
                              --------------------------------------------------
                              Christopher S. Gaffney


                              Page 19 of 22 pages

                              /s/ Stephen F. Gormley
                              --------------------------------------------------
                              Stephen F. Gormley


                              /s/ John G. Hayes
                              --------------------------------------------------
                              John G. Hayes



                               Page 20 of 22 pages

                                   SCHEDULE A

Christopher S. Gaffney, Stephen F. Gormley and John G. Hayes each serve as manager of Great Hill Partners GP, LLC, the general partner of Great Hill Equity Partners Limited Partnership, as the managers of Great Hill Investors, LLC, and as managers of Great Hill Partners GP II, LLC, the general partner of both Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership.